EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-126082) and related Prospectus of Business Objects S.A. for the registration of 2,500,000 of its ordinary shares and to the incorporation by reference therein of our report dated March 14, 2005 with respect to the consolidated financial statements and schedule of Business Objects S.A., Business Objects S.A. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Business Objects S.A., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

October 21, 2005